

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Robert A. Ramirez
Finance and Chief Financial Officer
The Hackett Group, Inc.
1001 Brickell Bay Drive, Suite 3000
Miami, Florida 33131

> **Re: The Hackett Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 27, 2019**
> **Filed March 5, 2020**
> **Form 8-K Furnished August 4, 2020**
> **File No. 333-48123**

Dear Mr. Ramirez:

　　We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services